FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

AMCOR LIMITED

(Translation of registrant’s name into English)

679 VICTORIA STREET ABBOTSFORD 3067

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒  No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-0000869428

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

		By:	/s/ Peter McDonnell
(Signature)*
PETER McDONNELL
GM GROUP REPORTING

Date	11/03/03

* Print the name and title of the signing officer under his signature.

News Release

For Release: Thursday, February 20, 2003

RESULTS FOR SIX MONTHS ENDED DECEMBER 2002

Amcor continues to deliver strong profit growth and cash flows.

Earnings per share growth before goodwill amortisation of 21%.

The interim dividend has been increased from 14.0 cents to 15.0 cents, reflecting this strong growth and confidence in future earnings.

A$m	July/Dec 2001	July/Dec 2002

Sales	3,780.6	5,499.3	+45.5%
PBITA	300.2	413.7	+37.8%
PAT – pre goodwill amortisation(1)	158.0	247.3	+56.5%
PAT – post goodwill amortisation(1)	129.9	175.9	+35.4%
Significant items(2)	—	(52.4)
PAT after significant items	129.9	123.5	-4.9%
EPS-pre goodwill(3)	24.7	29.9	+21.1%
EPS-post goodwill(3)	20.3	21.2	+4.8%
Cash flow from operations	300.1	465.6	+55.1%
Dividend (cents)	14.0	15.0	+7.1%

(1)          Calculated after deducting the coupon payment of $26.6 million ($17.2 million last year) for the Perpetual Amcor Convertible Reset Securities (PACRS).

(2)          The significant item was the planned restructuring cost of $52.4 million relating to restructuring in the PET and Closures operations, resulting from the Schmalbach-Lubeca acquisition.

(3)          EPS calculated after deducting the PACRS coupon from profit after tax and before significant items.

Key Ratios

	Dec 2001	Dec 2002

PBITA/Ave Funds Inv. (%)	12.4	10.3
Return on Ave Equity (%)	12.4	9.0
Net Debt/(Net Debt + Equity) (%)(1)	32	29
Net PBITA interest cover (times)(2)	4.0	4.1
NTA per share (A$)	2.65	2.59

(1)  Convertible notes treated as equity.

(2)  All hybrids treated as equity

HIGHLIGHTS

•                  Profit after tax up 35.4%.

•                  Earnings per share after goodwill amortisation up 4.8%.

•                  Earnings per share before goodwill amortisation up 21.1%.

•                  Dividend up 7.1% from 14.0 cents to 15.0 cents.

•                  Cash flow from operations up 55.1% to $466 million.

•                  PBITA / Average Funds Invested 10.3%.

•                  Integration of Schmalbach-Lubeca acquisition has exceeded expectations with earnings and returns ahead of forecasts.

•                  Continued significant improvement in Amcor Flexibles Europe with earnings and returns well up on the first half last year.

•                  Continued strong growth in Eastern Europe and Russia for Amcor Rentsch.

•                  Amcor Sunclipse improved returns to almost 17% in difficult economic circumstances.

•                  Successful startup of the glass plant in South Australia.

FIRST HALF EARNINGS PER SHARE

Further enquires
Russell Jones	Louis Lachal	John Murray
Managing Director	Executive GM Operations	Executive GM Corporate Affairs
Amcor Limited	Amcor Limited	Amcor Limited
Phone: 61 3 9226 9001	Phone: 61 3 9226 9003	Phone: 61 3 9226 9005

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Telephone: 61 3 9226 9000 Facsimile: 61 3 9226 9050

www.amcor.com

Consolidated Statement of Profit

A$m	July/Dec 2001	July/Dec 2002

Net sales	3,780.6	5,499.3
Profit from trading	443.5	662.5
- Dep’n & amort.	(171.4)	(320.2)
Profit before interest & tax	272.1	342.3
- Net interest (including PACRS)	(85.8)	(99.8)
Profit before tax	186.3	242.5
- Income tax	(51.9)	(63.2)
- Minority interests	(4.5)	(3.4)
Profit after tax before significant items	129.9	175.9

Consolidated Cash Flow Statement

A$m	July/Dec 2001	July/Dec 2002

Profit after tax	129.9	175.9
- Dep’n & amort.	171.4	320.2
- Other	(1.2)	(30.5)
Cash Flow from Operations before significant items	300.1	465.6

Acquisitions	(46.4)	(2,809.4)
Net capital expenditure	74.3	(276.2)
Working Capital (Increase)/decrease	(54.7)	(59.8)

Consolidated Balance Sheet

A$m	Dec 2001	Dec 2002

Current Assets	2,472	3,378
Property, Plant & Equipment	3,265	4,686
Intangibles	679	2,379
Investments & Other Assets	427	394
Total Assets	6,843	10,837

Short-term debt	603	698
Long-term debt	1,109	1,895

Creditors & Provisions	1,965	2,743

Convertible Notes	426	543

Total Liabilities	4,103	5,879
Total Equity	2,740	4,958
Outside Equity Interest	210	230
Shareholders Equity	2,530	4,728

Interim Dividend

Directors have declared an interim dividend of 15 cents per share, 50% franked at 30 cents in the dollar. This compares with an interim dividend of 14 cents per share, 50% franked at 30 cents in the dollar for the first half last year. The record date is 13 March 2003 and the dividend will be mailed to shareholders on 2 April 2003.

The Dividend Reinvestment Plan (DRP) remains in operation with a discount of 2.5%. This discount will be calculated on the arithmetic average of the daily weighted average market price for the nine business days March 17 to 27, 2003 inclusive.

Accounting Principles

The condensed financial statements are based on the accounts of individual controlled entities at December 31, which have been prepared according to Australian Generally Accepted Accounting Principles.

In line with Australian GAAP, the Perpetual Amcor Convertible Reset Securities (PACRS) are treated as equity with distribution payments treated as an appropriation of profit. The amount of PACRS distribution for July/December 2002 was $26.6 million compared with $17.2 million for July/December 2001.

Significant Items

Significant items for July/December 2002 total $52.4 million. There were no significant items reported for July/December 2001.

The significant item for July/December 2002 relates to the planned restructuring and related costs arising from the acquisition of Schmalbach-Lubeca’s PET and Closures operations. In the past a substantial component of these costs would normally have been classified as goodwill but in accordance with revised accounting standards, these costs are now required to be taken to the profit and loss account.

We anticipate that approximately $20 million of additional restructuring costs will be booked as a significant item in January/June 2003.

Segmental Analysis

	July/Dec 2001			July/Dec 2002
	Sales	PBITA	ROAFI	Sales	PBITA	ROAFI
	(A$m)	(A$m)	(%)	(A$m)	(A$m)	(%)
Amcor Australasia	1,196	124.7	13.9	1,244	140.8	15.7
Amcor PET Packaging	413	38.9	10.4	1,560	126.1	8.4
Amcor Flexibles Europe	988	34.6	6.7	1,095	56.8	9.5
Amcor Sunclipse	719	51.0	16.2	704	50.7	16.9
Amcor Rentsch & Closures	310	23.3	12.4	769	44.9	7.3
Amcor Asia	158	21.8	12.8	143	20.6	13.6
Divisional Total	3,784	294.3	11.9	5,515	439.9	10.8
Investments / Other	—	5.9	—	—	(26.2)	—
Intersegmentals	(3)			(16)
TOTAL	3,781	300.2	12.4	5,499	413.7	10.3

2

Solid earnings growth of 12.9% and returns above 15%, driven by improved profits in fibre packaging

A$m	July/Dec 2001	July/Dec 2002

Net sales	1,196	1,244
Change (%)		+4.0

PBITA	124.7	140.8
Change (%)		+12.9

Operating margin (%)	10.5	11.4
Average funds invested ($m)	1,799	1,798
PBITA/Ave Funds Inv. (%)	13.9	15.7

Sales by Product Group

A$m	July/Dec 2001	July/Dec 2002

Fibre	418	464
Cartons	118	110
Board	121	120
Flexibles / Plastic	197	201
Metals	295	290
Other	47	59
Total	1,196	1,244

Amcor Australasia had a strong first half with PBITA increasing 12.9% from $124.7 million to $140.8 million.  Return on average funds invested continued the positive trend of the previous year, increasing from 13.9% to 15.7%.  Sales increased 4.0% to $1,244 million.

In the Fibre Packaging segment, Corrugated Box volumes were up 12% in Australia and 4% in New Zealand.  Earnings continue to improve through productivity gains, fibre board grade rationalisation and price increases recovering cost increases.  The New Zealand operations also delivered another good performance through increased volume and productivity improvements.

The Recycled Paper Mills had a strong first half with firm domestic demand, an 18% increase in export prices and sound mill efficiencies generating improved returns.

The Folding Carton Converting business was impacted by lower volumes due to the loss of toll conversion beverage multipack volume.  The Australian operations incurred restructuring expenses that resulted in a labour force reduction of 10%.  Increased demand on the Petrie Mill and excellent productivity minimised the decline in earnings for this group.

The recent commissioning of the new sack line in Victoria ensures this business remains a market leader.

In Metal Packaging, the Beverage Can business continued to deliver solid returns with volumes up 4% on last year.   Soft drink multipack promotions and pre mixed alcoholic beverages were the main growth markets.  Successful renegotiation of long term contractual arrangements positions the business well for the future.

The Food Can business earnings were down due to the one off cost of closing the Dandenong facility in Victoria and the cost of consolidating our Victorian food canning operations to one site at Kyabram.  This will provide a lower cost base for the future.  Volumes were down as a result of the drought, while productivity gains and cost reduction initiatives continue to assist returns.

In Plastics, the Flexible Packaging business achieved volume growth of 6%. The barrier film business experienced strong growth in export dairy products with the polyethylene business producing solid growth across a wide range of customers.  The business continues to benefit from its relationship with Amcor Flexibles Europe in terms of product development and operational efficiencies.  Overall the business continues to deliver sound returns.

The PET and Closures businesses performed well in an extremely competitive market, with cost reduction initiatives assisting in offsetting pricing pressures.

The new Glass wine bottle operation exceeded expectations making a positive earnings contribution for the half.  This was due to a trouble free start up and excellent productivity levels.  Strong support from customers and continued growth rates in the export wine market ensures a bright outlook.

3

A strong first half with 11% volume growth.  The integration of the Schmalbach-Lubeca and Amcor businesses has proceeded well with all major objectives being met

A$m	July/Dec 2001	July/Dec 2002

Net sales	413	1,560
Change (%)		+278
Change due to
Volume & price ($m)		1,230
Currency translation ($m)		(83)

PBITA	38.9	139.1 *
Change (%)		+258
Change due to Business performance ($m)		109.6
Currency translation ($m)		(9.4)

Operating margin (%)	9.4	8.9
Average funds invested ($m)	748	3,017
PBITA/Ave Funds Inv. (%)	10.4	9.2

*     The segmental PBITA is $126.1 million.  The difference is a $13 million, one-off for asset writedown in the business, mostly in Latin America.  The underlying operating result is $139.1 million and it is this PBITA that is the most appropriate to look at when considering margins and returns.

Exchange Rates

Profit & Loss statement	July/Dec 2001	July/Dec 2002
A$ / US$	0.51	0.55

Balance Sheet	Dec 2001	Dec 2002
A$ / US$	0.51	0.56

Amcor’s PET Packaging business had a solid first half with PBITA increasing 258% to $139.1 million and a return on average funds invested of 9.2%.

During the half the Schmalbach-Lubeca and Amcor PET operations were successfully integrated, with the new management team implementing the necessary organisational and operational changes. As part of this process, a plant in Southern California is currently being closed with its production facilities being relocated to other sites.

Volume growth for the business, on a comparable business basis, was up 11%.

The North American operations, which account for approximately half of Amcor’s PET volumes, increased volumes by 25% due to strong growth in the bottled water and isotonic beverage segments and an increase in overall market share.  This volume growth, combined with an increased percentage of high value add heatset containers delivered significantly higher earnings on a comparable basis.

In Latin America, volumes were down slightly due to a significant volume reduction in Argentina, a focus on profit rather than volume in Brazil and the general strike in Venezuela.  Success in Mexico, in the high value add isotonic and mayonnaise segments, both as a result of the shift from glass to PET containers, served to offset the volume loss in other countries and ensured improved earnings for the region.

In Europe there was modest volume growth.  The UK and Spanish operations experienced strong double digit growth, while in the central region of France, Germany and Belgium, volumes were flat, impacted by both poor weather conditions as well as a decision to take a cautious view in Germany regarding new capital expenditure until the issue of refillable versus one-way bottles becomes clearer.  In Eastern Europe, volumes were down due to the closure of a plant in Hungary and a prudent approach to new business in Turkey.

Earnings for Europe were down slightly on a comparable basis, however for the full year, earnings are expected to be higher.  The new PET recycling facility in France commenced operations during the half and will address the issues relating to expected environmental legislation in Germany and Belgium.

The PET business continues to experience strong volume growth opportunities across all product groups and regions.  During the first half, over $188 million was approved for expansion consisting of 15 injection moulding machines and 10 blow moulding machines.  This growth capital is expected to achieve a return of at least 20% by year three.

The successful integration of the PET businesses has ensured that year one synergy targets can be met. The second half earnings will comfortably exceed the $139.1 million reported for the first half.

In bringing together the two PET businesses, management identified $13 million of one-off asset writedowns and working capital adjustments. These were mostly associated with the previous Amcor operations in Latin America and have been charged to profit in the first half result.

The new management team in Latin America, who were all previously with Schmalbach-Lubeca, have an excellent record in the region and are currently managing the operations well in difficult economic conditions.

4

Earnings up 7% in $US terms.  Gross margins maintained and returns above 15%.  A solid performance in difficult economic circumstances

A$m	July/Dec 2001	July/Dec 2002

Net sales	719	704
Change (%)		-2.1
Change due to
Volume & price ($m)		44
Currency translation ($m)		(59)

PBITA	51.0	50.7
Change (%)		-0.6
Change due to
Business performance ($m)		3.9
Currency translation ($m)		(4.2)

Operating margin (%)	7.1	7.2
Average funds invested ($m)	631	600
PBITA/Ave Funds Inv. (%)	16.2	16.9

Exchange Rates

Profit & Loss statement	July/Dec 2001	July/Dec 2002
A$ / US$	0.51	0.55

Balance Sheet	Dec 2001	Dec 2002
A$ / US$	0.51	0.56

Amcor Sunclipse had an improved six months with PBITA up 8% in local currency terms on the first half last year and returns improving from 16.2% to 16.9%

Amcor Sunclipse continues to be impacted by the slowdown in the US economy affecting industrial packaging. Sales, also in local currency, increased 6.2 % and on a comparable business basis, were up 3.1%.

The business is divided into manufacturing and distribution. Manufacturing predominately concentrates on corrugated sheets and boxes.  Distribution includes all types of industrial and janitorial supplies including flexible packaging.

Manufacturing consists of three corrugated sheet operations and 11 manufactured packaging products facilities specializing in corrugated boxes. Efficiency improvements in the plants offset pricing pressures to maintain margins comparable to last year. Earnings were flat and volume growth was modest due to intense competition and difficult economic conditions in the main regions of operation: Southern California, Northern California, Texas, the Chicago area of Illinois and Mexico.

Distribution operates 35 divisions in the United States and 4 operations in Mexico. The Group’s overall sales were 7.7% higher mainly due to growth in South California and Texas. Sales in Northern California were flat and continue to be impacted by closures and relocations in the telecom and information technology business segments. Sales in Mexico experienced a modest decline as manufacturers moved to Asia to obtain lower wage rates and avoid tariffs. The group continues to aggressively pursue its hub and satellite strategy as a means to improve service levels while reducing cost.

Gross margins in Distribution have been maintained through aggressive material procurement practices including extensive sourcing worldwide.

It is anticipated that 2003 will be another difficult year if the slump in manufacturing continues. The government is pushing to stimulate the U.S. economy through tax cuts, however the prospects of any prolonged military action will be a major obstacle to economic growth.

The outlook for the second half of the year remains subdued, however PBITA earnings should be higher than for the second half last year which was impacted by a particularly weak January and February.

5

Continued strong improvement in earnings and returns driven by synergy benefits and improved operating efficiencies

A$m	July/Dec 2001	July/Dec 2002

Net sales ($m)	988	1,095
Change (%)		+10.8
Change due to:
Volume & price ($m)		77
Currency translation ($m)		29

PBITA	34.6	56.8
Change (%)		+64.2
Change due to:
Business performance ($m)		20.7
Currency translation ($m)		1.5

Operating margin (%)	3.5	5.2
Average funds invested ($m)	1,036	1,200
PBITA/Ave Funds Inv. (%)	6.7	9.5

Exchange Rates

Profit & Loss statement	July/Dec 2001	July/Dec 2002
A$ / Euro	0.57	0.56

Balance Sheet	Dec	Dec
A$ / Euro	0.58	0.54

Amcor Flexibles Europe had a strong first half with sales up 10.8% to $1,095 million and PBITA up 64.2% to $57 million.  Return on funds invested increased from 6.7% to 9.5%.

Volumes remained strong during the first half and the current order book remains solid at around four to six weeks.  Margins were up significantly on the same period last year, delivering a strong increase in earnings.

All four regions performed well and were significantly ahead of the first half of last year.

Raw material price increases that occurred in the July/August period were mostly passed on to customers.  Resin prices stabilised towards the end of the year, however the price outlook remains uncertain given higher oil prices.  If resin prices increase, the business is well positioned to pass these increases through to customers in a timely manner.

The two recent acquisitions of Rexam and Tobepal have been successfully integrated into the existing business and are performing well.

The plant closure and restructuring programme is almost complete following the closure of Synco, a small conversion business in Belgium and the sale of the non-core Unibag operation in Denmark.  The ongoing synergy benefits from the targeted areas continue to be in line with expectations.

Following the initial concentration on integration, restructuring and plant profitability, the business is now implementing focused market and customer strategies supported by the established Product Leadership and Innovation process.  This additional focus will add value to customer relationships and concentrate plant capabilities into centres of market and technology competence.

Although the economic outlook remains uncertain throughout Europe, AFE is well placed to continue its current momentum due to the breadth of its businesses and strong position in the food and healthcare markets.

6

Amcor Rentsch had a strong first half with an increase in both sales and earnings.  Amcor Closures performed well in the first half.

A$m	July/Dec 2001	July/Dec 2002

Net sales	310	769
Change (%)		+148
Change due to
Volume & price ($m)		471
Currency translation ($m)		(12)

PBITA	23.3	44.9
Change (%)		+92.7
Change due to
Business performance ($m)		20.4
Currency translation ($m)		1.2

Operating margin (%)	7.5	5.8
Average funds invested ($m)	377	1,236
PBITA/Ave Funds Inv. (%)	12.4	7.3

Exchange Rates

Profit & Loss statement	July/Dec 2001	July/Dec 2002
A$ / €	0.57	0.56
A$ / US$	0.51	0.55

Balance Sheet	Dec 2001	Dec 2002
A$ / €	0.58	0.54
A$ / US$	0.51	0.56

Sales by Product Group

A$m	July/Dec 2001	July/Dec 2002

Cartons	244	271
Closures	28	466
Other	38	32
Total	310	769

Amcor Rentsch

Amcor Rentsch had a strong first half with sales up 11% to $271 million.  PBITA for the period was significantly higher than for the first half last year and the business achieved its targeted returns.

The strong increase in volumes was primarily due to increases in Eastern Europe and Russia and after allowing for the sale of the business in the Canary Islands, the ongoing businesses achieved a sales increase of 15%.

During the first half, sales were positively impacted by new taxes in Germany and Russia that take effect from January 1, 2003.  This meant customers had an incentive to bring forward production into the first half.   With around 45% of the group’s tobacco sales into Germany and Russia, the second half volumes are expected to be lower.

Product development work related to labelling requirements for the new EU health warning directive, also contributed to the increase in sales. This trend will continue through the second half.

All plants across the group generally operated at full capacity, inclusive of overtime, during the first half year.

The third press in Novgorod has been operational since November 2002, and is already working at full capacity on 4 shifts. The machine was transferred from Romero/Teneriffe, in the Canary Islands.

Amcor Closures

The Closures business segment consists of the 21 metal and plastic closure plants in 15 countries as well as the specialty packaging businesses of rigid tubs and plastic tubes.

These Closures operations, excluding the specialty packaging operations, achieved an increase in PBITA of $22.1 million to $25.6 million, which was primarily due to the purchase of the Schmalbach-Lubeca White Cap Closures operations.

The North American operations consisted of a 65% owned joint venture with Silgan as well as a 51% owned joint venture in plastic closures with Bericap.

The Bericap plastic closure joint venture had a strong first half with sales volumes up 24%.  This was achieved due to the well managed start up of the second plant commissioned at the end of last year.

On January 2nd, 2003, Amcor announced the sale of its 65% holding in the North American metal and plastic closure business to Silgan Holdings.  This business had performed in line with expectations and undertook significant restructuring including the planned shutdown of a large plant in Chicago.

The Europe/Asia operations consists of seven plants in seven countries and is well managed with a sound customer base.  The business achieved an increase in earnings and volumes were up 2%.

Production costs declined in the period as a result of ongoing activities to shift production to lower cost manufacturing platforms and regions.  Further cost savings are anticipated as the region continues to execute its cost reduction strategies.

In the specialty packaging businesses, sales and earnings were negatively impacted by a weak US economy and increased competition.

7

A steady result achieved in difficult economic conditions.  Operating margins and returns both improved over the same period last year

A$m	July/Dec 2001	July/Dec 2002

Net sales	158	143
Change (%)		-9.5
Change due to
Volume & price ($m)		(7)
Currency translation ($m)		(9)

PBITA	21.8	20.6
Change (%)		-5.5
Change due to
Business performance ($m)		0.0
Currency translation ($m)		(1.2)

Operating margin (%)	13.8	14.5
Ave. funds employed ($m)	341	302
PBITA/Ave Funds Inv. (%)	12.8	13.6

Exchange Rates

Profit & Loss statement	July/Dec 2001	July/Dec 2002
A$ / Sing$	0.92	0.98

Balance Sheet	Dec 2001	Dec 2002
A$ / Sing$	0.95	0.98

Sales by Product Group A$m

A$m	July/Dec 2001	July/Dec 2002

Corrugated	66	67
Tobacco	74	58
Flexibles and others	18	18

Total	158	143

Amcor Asia, which operates 16 plants in five countries had a solid half with PBITA flat in local currency terms and returns up from 12.8% to 13.6%.

Difficult economic conditions and surplus capacity in some regions impacted earnings, particularly in the corrugated box businesses in Malaysia and Indonesia.

The tobacco operations increased PBITA by 3% and maintained returns above 20%.

The two flexible plants in China achieved a significant increase in PBITA driven primarily by improved operating efficiencies.

8

News Release

For Release: Thursday, February 20, 2003

AMCOR ANNOUNCES OPERATING PROFIT AFTER TAX
UP 35% TO $175.9 MILLION

Amcor announces today that profit after tax and before significant items for the six months to December 2002 was up 35.4% to $175.9 million.

Earnings per share after goodwill amortisation increased by 4.8% to 21.2 cents per share.  Before goodwill amortisation earnings per share increased 21% to 29.9 cents per share.

Reflecting this strong lift in earnings, the interim dividend has been increased 7.1% from 14.0 cents to 15.0 cents per share.

Amcor’s cash flow from operations increased 51.1% to $466 million. The businesses continue to be strongly cash flow positive and it is the reinvestment of this cash flow that will underpin future growth.

Amcor’s Managing Director, Russell Jones said: “This result is extremely pleasing and has been achieved against a backdrop of uncertain times in many parts of the world.  An increase of 21% in earnings per share before goodwill reinforces our belief that Amcor’s strategy of targeting the food and beverage packaging markets will deliver consistent earnings growth to shareholders.

“This success and our confidence in the future underpins the decision to increase the dividend. It is important that although Amcor remains a growth-orientated company, the benefits of this growth are passed on to shareholders via both increasing dividends and an appreciating share price.

“The integration of the Schmalbach-Lubeca acquisition has proceeded better than anticipated.  The new management team has come together well and the targeted synergy benefits are being achieved.

“Volume growth for the PET operations was 11% with growth in North America up 25%.  The PET plastic bottle segment remains a high growth sector and there are numerous opportunities to deliver organic growth within the existing business.

“Over the past six months, more than $188 million has been approved for new capital expenditure to fund these growth opportunities.  All of this capital is targeted to achieve returns on funds invested of more than 20%.

“The Schmalbach-Lubeca acquisition had significant tax losses associated with it.  These losses have meant that the incremental tax on earnings from the Schmalbach-Lubeca businesses is around 20%, ensuring that the earnings per share impact from the acquisition will be positive both pre and post goodwill amortisation in the current year.

“The European flexibles operations continued to deliver outstanding improvements.  Earnings for the half were up 64%.  The flexibles management team is building a worldclass business that will continue to improve returns for shareholders.

“The businesses in Australia and New Zealand delivered a 13% improvement in earnings.  A major achievement during the half was the successful startup of the wine bottle plant in Gawler, South Australia.  This business is exceeding its planned sales forecast and has made a positive contribution to earnings in its first half of operation.

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067  Australia

GPO Box 1643N Melbourne Victoria 3001  Australia

Tel: 61 3 9226 9000  Fax: 61 3 9226 9050

www.amcor.com

“Amcor Sunclipse delivered an earnings improvement in US$ terms of 8%.  Even though the business is being impacted by the uncertainties in the United States, returns are at 17%, which is above Amcor’s 15% target.

“Amcor Rentsch continues to perform well, especially in Novgorod, Russia, where the recently installed third press is already fully loaded.  The Closures business delivered a solid result with the startup of the new plastic closures plant in California meeting expectations.

“Amcor Asia delivered a flat result in local currency terms, impacted by the weak economic conditions in a number of countries in that region.

“Overall this result demonstrates that the strategy and, more importantly the execution of the strategy, is delivering value for shareholders.

“Although global economic conditions remain uncertain, Amcor is well positioned to deliver strong earnings growth for the full year.”

ENDS

For further information please contact:

Russell Jones	John Murray
Managing Director	Executive General Manager, Corporate Affairs
Amcor Limited	Amcor Limited
Ph: +61 3 9226 9001	Ph: +61 3 9226 9005

Reconciliation with Statutory Numbers in 4B release

	$ million	EPS Cents per share
Operating profit after tax	175.9	21.2
Interest on PACRS(1)	26.6
Statutory profit before significant items	202.5	21.2
Significant items(2)	(52.4)
Statutory profit after significant items	150.1	14.9

(1)          The interest payment on the Perpetual Convertible Reset Securities (PACRS) is treated as an equity distribution for statutory profit; however, for market analysis purposes, Amcor elects to treat it as an interest expense and hence reduce the reported operating profit by $26.6 million.  The EPS remains unchanged, as under the accounting standards, even though it is required to be treated as an equity distribution in the reported profit, it is required to be treated as interest in the EPS calculation.

(2)          The significant item was the planned restructuring cost of $52.4 million relating to restructuring in the PET and Closures operations, resulting from the Schmalbach-Lubeca acquisition.  In the past a substantial component of these costs would normally have been classified as goodwill but in accordance with revised accounting standards, these costs are now required to be taken to the profit and loss account.

2

Appendix 4B

Half yearly report

Attachment D

Rules 4.1, 4.3

Appendix 4B

Half yearly report

Introduced 30/6/2002.

Name of entity

AMCOR LIMITED

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year ended (‘current period’)

62 000 017 372	☒	☐	31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A million
Revenues from ordinary activities (item 1.1)	up	38.2%	to	5,556.8

Profit (loss) from ordinary activities after tax attributable to members (item 1.22)	up	2.0%	to	150.1

Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d))	gain (loss) of			NIL

Net profit (loss) for the period attributable to members (item 1.11)	up	2.0%	to	150.1

Dividends (distributions)	Amount per security		Franked amount per security

Final dividend (Preliminary final report only - item 15.4) Interim dividend (Half yearly report only - item 15.6)	15.0	¢	7.5	¢
Previous corresponding period (Preliminary final report - item 15.5; half yearly report - item 15.7)	14.0	¢	7.0	¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2)	13 March 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A million	Previous corresponding period - $A million

1.1	Revenues from ordinary activities (see items 1.23 —1.25)	5,556.8	4,022.0

1.2	Expenses from ordinary activities (see items 1.26 & 1.27)	(5,262.7)	(3,766.3)
1.3	Borrowing costs	(77.4)	(76.7)
1.4	Share of net profits (losses) of associates and joint venture entities (see item 16.7)	—	24.5
1.5	Profit (loss) from ordinary activities before tax	216.7	203.5

1.6	Income tax on ordinary activities (see note 4)	(63.2)	(51.9)
1.7	Profit (loss) from ordinary activities after tax	153.5	151.6

1.8	Profit (loss) from extraordinary items after tax (see item 2.5)	—	—
1.9	Net profit (loss)	153.5	151.6

1.10	Net profit (loss) attributable to outside +equity interests	3.4	4.5
1.11	Net profit (loss) for the period attributable to members	150.1	147.1

Non-owner transaction changes in equity

1.12	Increase (decrease) in revaluation reserves	—	(2.3)
1.13	Net exchange differences recognised in equity	148.6	53.3
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	113.9	—
1.15	Initial adjustments from UIG transitional provisions	—	—
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	262.5	51.0
1.17	Total changes in equity not resulting from transactions with owners as owners	412.6	198.1

Earnings per security (EPS)

		Current period		Previous corresponding Period
1.18	Basic EPS	14.9	¢	20.3	¢

1.19	Diluted EPS	14.9	¢	20.2	¢

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period – $A million	Previous corresponding Period - $A million
1.20	Profit (loss) from ordinary activities after tax (item 1.7)	153.5	151.6
1.21	Less (plus) outside +equity interests	3.4	4.5
1.22	Profit (loss) from ordinary activities after tax, attributable to members	150.1	147.1

Revenue and expenses from ordinary activities

		Current period $A million	Previous corresponding period $A million
1.24	Revenue from sale of goods	5,499.3	3,780.6

1.25	Cost of sales	(4,541.6)	(3,100.7)
1.26	Gross profit	957.7	679.9

1.27	Other revenue from ordinary activities	57.5	241.4

1.28	Share of net profits of associates	—	24.5

1.29	Sales and marketing expenses	(196.8)	(172.5)

1.30	General and administration expenses	(475.0)	(274.4)

1.31	Research and development costs	(29.7)	(17.2)

1.32	Borrowing costs	(77.4)	(76.7)

1.33	Other	(19.6)	(201.5)

1.34	Profit from ordinary activities before tax	216.7	203.5

Capitalised outlays
1.35	Interest costs capitalised in asset values	0.5	0.6

1.36	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	—	—

+ See chapter 19 for defined terms.

Consolidated retained profits

		Current period – $A million	Previous corresponding period - $A million
1.30	Retained profits (accumulated losses) at the beginning of the financial period	1,348.6	726.4

1.31	Net profit (loss) attributable to members (item 1.11)	150.1	147.1

1.32	Net transfers from (to) reserves (details if material)	4.8	13.2

1.33	Net effect of changes in accounting policies	113.9	—

1.34	Dividends and other equity distributions paid or payable	(142.0)	(108.0)
1.35	Retained profits (accumulated losses) at end of financial period	1,475.4	778.7

Intangible and extraordinary items

		Consolidated – current period
		Before tax $A million (a)	Related tax $A million (b)	Related outside +equity interests $A million (c)	Amount (after tax) attributable to members $A million (d)

2.1	Amortisation of goodwill	71.0	—	—	71.0

2.2	Amortisation of other intangibles	0.4	—	—	0.4

2.3	Total amortisation of intangibles	71.4	—	—	71.4

2.4	Extraordinary items (details)	—	—	—	—

2.5	Total extraordinary items	—	—	—	—

Comparison of half year profits
(Preliminary final report only)

		Current year - $A million	Previous year - $A million

3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.22 in the half yearly report)	N/A	N/A

3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position

		At end of current period $A million	As shown in last annual report $A million	As in last half yearly report $A million
	Current assets
4.1	Cash	323.4	2,307.1	187.2
4.2	Receivables	1,614.6	1,339.0	1,311.2
4.3	Investments	—	—	—
4.4	Inventories	1,439.9	945.0	973.9
4.5	Tax assets	—	—	—
4.6	Other (provide details if material)	—	—	—
4.7	Total current assets	3,377.9	4,591.1	2,472.3

	Non-current assets
4.8	Receivables	50.4	39.4	33.1
4.9	Investments (equity accounted)	—	—	147.2
4.10	Other investments	8.8	12.8	8.4
4.11	Inventories	—	—	—
4.12	Development properties (+mining entities)	—	—	—
4.13	Other property, plant and equipment (net)	4,685.6	3,182.8	3,264.9
4.14	Intangibles (net)	2,379.0	717.8	678.8
4.15	Tax assets	244.1	228.4	178.8
4.16	Other (provide details if material)	91.1	69.7	59.8
4.17	Total non-current assets	7,459.0	4,250.9	4,371.0

4.18	Total assets	10,836.9	8,842.0	6,843.3

	Current liabilities
4.19	Payables	1,713.4	1,307.3	1,041.8
4.20	Interest bearing liabilities	698.1	361.9	603.2
4.21	Tax liabilities	134.2	77.3	42.8
4.22	Provisions exc. tax liabilities	404.1	382.3	422.1
4.23	Other (provide details if material)	—	—	—
4.24	Total current liabilities	2,949.8	2,128.8	2,109.9

	Non-current liabilities
4.25	Payables	0.9	6.9	2.6
4.26	Interest bearing liabilities	1,894.6	1,145.2	1,108.2
4.27	Undated subordinated convertible securities	542.8	543.1	426.2
4.27	Tax liabilities	358.0	355.0	349.9
4.28	Provisions exc. tax liabilities	133.2	96.1	106.3
4.29	Other (provide details if material)	—	—	—
4.30	Total non-current liabilities	2,929.5	2,146.3	1,993.2

4.32	Total liabilities	5,879.3	4,275.1	4,103.1

4.33	Net assets	4,957.6	4,566.9	2,740.2

+ See chapter 19 for defined terms.

	Equity
4.34	Capital/contributed equity	3,034.9	2,972.8	1,481.0
4.35	Reserves	217.1	73.3	270.3
4.36	Retained profits (accumulated losses)	1,475.4	1,348.6	778.7
4.37	Equity attributable to members of the parent entity	4,727.4	4,394.7	2,530.0
4.38	Outside +equity interests in controlled entities	230.2	172.2	210.2
4.39	Total equity	4,957.6	4,566.9	2,740.2

4.40	Preference capital included as part of 4.37	NIL	NIL	NIL

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material.  Include all expenditure incurred.)

		Current period $A’000	Previous corresponding period - $A’000
5.1	Opening balance

5.2	Expenditure incurred during current period

5.3	Expenditure written off during current period

5.4	Acquisitions, disposals, revaluation increments, etc.

5.5	Expenditure transferred to Development Properties

5.6	Closing balance as shown in the consolidated balance sheet (item 4.12)	NOT APPLICABLE	NOT APPLICABLE

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A’000	Previous corresponding period - $A’000
6.1	Opening balance
6.2	Expenditure incurred during current period
6.3	Expenditure transferred from exploration and evaluation
6.4	Expenditure written off during current period
6.5	Acquisitions, disposals, revaluation increments, etc.
6.7	Closing balance as shown in the consolidated balance sheet (item 4.13)	NOT APPLICABLE	NOT APPLICABLE

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A million	Previous corresponding period - $A million
	Cash flows related to operating activities
7.1	Receipts from customers	5,667.8	3,926.1
7.2	Payments to suppliers and employees	(5,184.3)	(3,616.2)
7.3	Dividends received from associates	—	24.9
7.4	Other dividends received	1.0	0.3
7.5	Interest and other items of similar nature received	6.7	4.0
7.6	Interest and other costs of finance paid	(72.7)	(79.1)
7.7	Income taxes paid	(42.2)	(33.7)
7.8	Other (provide details if material)	32.2	36.3

7.9	Net operating cash flows	408.5	262.6

	Cash flows related to investing activities
7.10	Payment for purchases of property, plant and equipment	(336.3)	(199.2)
7.11	Proceeds from sale of property, plant and equipment	42.0	196.0
7.12	Payment for purchases of equity investments	(2,809.4)	(46.4)
7.13	Proceeds from sale of equity investments	18.1	77.5
7.14	Loans to other entities	—	—
7.15	Loans repaid by other entities	5.9	7.5
7.16	Other (provide details if material)		—

7.17	Net investing cash flows	(3,079.7)	35.4

	Cash flows related to financing activities
7.18(i)	Proceeds from issues of +securities (shares, options, etc.)	(3.5)	69.0
7.18(ii)	Payments for share buybacks	—	—
7.19	Proceeds from borrowings	924.5	259.1
7.20	Repayment of borrowings	(114.2)	(635.7)
7.21	Dividends paid	(90.6)	(103.2)
7.22	Other (provide details if material)	(18.1)	(17.5)

7.23	Net financing cash flows	698.1	(428.3)

7.24	Net increase (decrease) in cash held	(1,973.1)	(130.3)
7.25	Cash at beginning of period (see Reconciliation of cash)	2,287.4	314.0
7.26	Exchange rate adjustments to item 7.25.	28.0	(17.3)

7.27	Cash at end of period (see Reconciliation of cash)	342.3	166.4

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. (If an amount is quantified, show comparative amount.)

During the year, the consolidated entity acquired property, plant and equipment with an aggregate value of $135.3 million (2001: $0.7 million) by means of finance leases or by assumption of directly related liabilities. These acquisitions are not reflected in the consolidated statement of cash flows.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

		Current period $A million	Previous corresponding period - $A million
8.1	Cash on hand and at bank	228.5	148.8
8.2	Deposits at call	94.9	38.4
8.3	Bank overdraft	(11.1)	(27.8)
8.4	Short term deposits	30.0	7.0
8.5	Total cash at end of period (item 7.27)	342.3	166.4

Ratios

		Current period	Previous period
	Profit before tax / revenue
9.1	Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	3.9%	5.1%

9.2	Profit after tax / +equity interests Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)	3.2%	5.8%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10.            Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.

	Current period	Previous period
Earnings reconciliation – A$ million
Net Profit	150.1	147.1

Interest on PACRS	(26.6)	(17.2)

Basic earnings	123.5	129.9

After tax effect of interest on convertible securities	3.1	13.7

After tax effect of interest on PACRS	—	—

Diluted earnings	126.6	143.6

Weighted average number of shares used as denominator – millions of shares

Ordinary shares – Number for basic EPS	828.4	639.8

Effect of employee options	2.4	1.8

Effect of PACRS	—	—

Effect of convertible notes	18.5	67.5

Effect of partly-paid shares	0.5	0.2

Number for diluted EPS	849.8	709.3

+ See chapter 19 for defined terms.

NTA backing

(see note 7)

		Current period	Previous corresponding Period

11.1	Net tangible asset backing per +ordinary security	$2.59	$2.65

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1  Discontinuing Operations

Not Applicable

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	PET and closures businesses of Schmalbach-Lubeca

13.2

Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired

Refer attached segment note

13.3	Date from which such profit has been calculated	1 July 2002

13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	Not Available

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Not Applicable

14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A

14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A

14.4

Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period

N/A

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	2 April 2003

15.2

+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)

13 March 2003

15.3	If it is a final dividend, has it been declared? (Preliminary final report only)	N/A

Amount per security

		Amount per security		Franked amount per security at 30% tax (see note 4)		Amount per security of foreign source dividend
	(Preliminary final report only)
15.4	Final dividend: Current year

15.5	Previous year
	(Half yearly and preliminary final reports)
15.6	Interim dividend: Current year	15.0	¢	7.5	¢	—	¢

15.7	Previous year	14.0	¢	7.0	¢	—	¢

Total dividend (distribution) per security (interim plus final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A

15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities or Preliminary final report - final dividend (distribution) on all securities

		Current period $A million	Previous corresponding period - $A million
15.10	+Ordinary securities (each class separately)	115.4	90.8

15.11	Preference +securities (each class separately)	—	—

15.12	Other equity instruments (each class separately)	26.6	17.2

15.13	Total	142.0	108.0

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

The Dividend Reinvestment Plan (DRP) is in operation with a discount of 2.5%. This discount will be calculated on the arithmetic average of the weighted average price for the nine business days March 17 to 27, 2003 inclusive.

The last date(s) for receipt of election notices for the +dividend or distribution plans	13 March 2003

Any other disclosures in relation to dividends (distributions).

Coupon amounts payable on PACRS and PACRS2 are treated as distributions from equity

Details of aggregate share of profits (losses) of associates and joint venture entities

Group’s share of associates’ and joint venture entities’:		Current period $A million	Previous corresponding period - $A million

16.1	Profit (loss) from ordinary activities before tax	—	35.4

16.2	Income tax on ordinary activities	—	(10.9)

16.3	Profit (loss) from ordinary activities after tax	—	24.5

16.4	Extraordinary items net of tax	—	—

16.5	Net profit (loss)	—	24.5

Material interests in entities which are not controlled entities

Amcor’s interest in Kimberly-Clark Australia Pty Ltd was sold to Kimberly-Clark Corporation, effective 28 June 2002.

		Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)
Name of entity		Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000

17.1	Equity accounted associates and joint venture entities
Kimberly-Clark Australia Pty Ltd		—	45	—	24.5

17.2	Total			—	24.5

17.3	Other material interests	—	—	—	—

17.4	Total	—	—	—	24.5

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of +securities		Total number	Number quoted	Issue price per security (see note 14)(cents)	Amount paid up per security (see note 14(cents)

18.1	Preference +securities	NIL	NIL	N/A	N/A

18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions

18.3	+Ordinary securities	834,538,049	834,538,049	Various	Various
		697,000	697,000	Various	1
		1,680,000	1,680,000	Various	5

18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	11,406,882	11,406,882	Various	Various
		NIL	NIL	N/A	N/A

18.5 (i)	+Convertible debt securities 6.5% undated notes redeemable at the company’s option after 31 October 2003 and convertible into 1.27 ordinary shares at any time between 1 July 1995 and 31 October 2003	14,528,272	14,528,272	935	935

18.6 (i)	Changes during current period
	(a) Increases through issues	NIL	NIL	N/A	N/A
	(b) Decreases through securities converted	NIL	NIL	N/A	N/A

		Number issued	Number quoted	Par value USD (cents)	Paid-up value USD (cents)
18.5 (ii)	Convertible debt securities 7.25% undated notes redeemable at the company’s option after 19 November 2006 and convertible into American Depositary Shares representing four ordinary shares at any time between 19 November 1996 and 19 November 2006 at the rate of between 2.347 to 2.664 for each US$50 principal amount of notes converted, depending on the market price at the date of conversion.	4,596,242	4,596,242	5,000	5,000

18.6 (ii)	Changes during current period
	(a) Increases through issues	NIL	NIL	N/A	N/A
	(b) Decreases through securities converted	3,755	3,755	5,000	5,000

+ See chapter 19 for defined terms.

		Number issued	Number quoted	Exercise Price A$ (cents)	Expiry date
18.7	Options (description and conversion factor)
		96,250	NIL	464	24/09/03
	Five year options over ordinary shares	920,000	NIL	647	16/09/04
		100,000	NIL	543	08/11/04
		50,000	NIL	510	31/07/05
		3,000,000	NIL	567	01/10/05
		876,000	NIL	516	14/09/05
		3,798,672	NIL	510	01/10/05
		20,000	NIL	530	01/10/05
		100,000	NIL	662	01/10/05
		80,000	NIL	524	01/10/05
		60,000	NIL	571	01/10/05
		100,000	NIL	524	15/02/06
		20,000	NIL	547	01/03/06
		1,482,500	NIL	602	13/09/06
		280,000	NIL	603	01/10/06
		40,000	NIL	725	01/10/07
		3,000,000	NIL	820	30/09/08
		350,000	NIL	730	01/07/07
		2,290,000	NIL	740	01/07/07
		5,927,000	NIL	820	01/11/12
18.8	Issued during current period	2,522,878	NIL	510	01/10/05
		50,000	NIL	662	01/10/05
		10,000	NIL	530	01/10/05
		40,000	NIL	524	01/10/05
		30,000	NIL	571	01/10/06
		180,000	NIL	603	01/10/06
		40,000	NIL	725	01/10/07
		3,000,000	NIL	820	30/09/08
		350,000	NIL	730	01/07/07
		2,290,000	NIL	740	01/07/07
		5,927,000	NIL	820	01/11/12
18.9	Exercised during current period	34,100	NIL	464	24/09/03
		180,000	NIL	647	16/09/04
		100,000	NIL	543	08/11/04
		36,000	NIL	516	14/09/05
		1,336,206	NIL	510	01/10/05
		72,500	NIL	602	13/09/06
18.10	Expired during current period	NIL	NIL	NIL	NIL

18.11	Debentures (totals only)	NIL	NIL

18.12	Unsecured notes (totals only)	NIL	NIL

Perpetual Amcor Convertible Reset Securities (PACRS)

PACRS are fully paid perpetual, non-cumulative, subordinated, convertible, reset, unsecured notes. They are issued by a wholly-owned subsidiary of Amcor Limited – Amcor Investments (New Zealand) Limited. At 31 December 2002, there were 6,099,087 PACRS, each with a face value of $100, outstanding.

+ See chapter 19 for defined terms.

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting.  Because entities employ different structures a pro forma cannot be provided.  Segment information in the layout employed in the entity’s +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting.  The comments do not take the place of the directors’ report and statement (as required by the Corporations Act) and may be incorporated into the directors’ report and statement.  For both half yearly and preliminary final reports, if there are no comments in a section, state NIL.  If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1                        If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.  It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.  The financial statements in this report are “condensed financial statements” as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual  financial report. [Delete if preliminary final report.]

19.2                           Material factors affecting the revenues and expenses of the economic entity for the current period.  In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached news release

19.3                           A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer attached news release

19.4         Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The balance of the franking account as at 31 December 2002 is $28.8 million after taking into account the payment of income tax payable at that date and any franking credits included therein which may not be distributable in the following year. The franking account will be reduced by $26.8 million upon payment of the interim dividend.

There are prospects of being able to pay partially franked dividends for the following year.

From 1 July 2002 the franking credits available have been measured in accordance with the New Business Tax System (Imputation) Act 2002 as the amount of income tax paid rather than being based on after-tax profits as in previous periods. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

+ See chapter 19 for defined terms.

19.5                           Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.  (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting.  Disclose changes in accounting policies in the  preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

The consolidated entity has applied the revised AASB 1012 – Foreign Currency Translation for the first time from 1 July 2002. For hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs.

The consolidated entity has also applied the revised AASB 1028 – Employee Benefits for the first time from 1 July 2002. The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the Company expects to pay as at each reporting date, not wage and salary rates current at reporting date. The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

•      $1.8 million increase in provision for employee benefits;

•      $1.3 million decrease in opening retained profits; and

•      $0.5 million increase in future income tax benefit

The consolidated entity has also applied AASB 1044 – Provisions, Contingent Liabilities and Contingent Assets for the first time from 1 July 2002. Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year. The adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

•      $115.2 million increase in opening retained profits; and

•        $115.2 million decrease in provision for dividends.

19.6                           Revisions in estimates of amounts reported in previous interim periods.  For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not Applicable

19.7                           Changes in contingent liabilities or assets.  For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

The shortfall in the market value of assets against vested benefits of defined benefit superannuation funds increased to approximately $120 million at December 2002 (30 June 2002: approximately $20 million shortfall). There were no material changes in contingent liabilities since 30 June 2002.

There were no contingent assets at 31 December 2002.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.		Not Applicable

20.2	A statement of the fees and commissions payable to the management company or responsible entity.		Not Applicable

Identify:
	•	initial service charges
	•	management fees
	•	other fees

+ See chapter 19 for defined terms.

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not Applicable

Date	Not Applicable

Time	Not Applicable

Approximate date the +annual report will be available	Not Applicable

Compliance statement

1                                         This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Not Applicable

2                                         This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3                                         This report does give a true and fair view of the matters disclosed (see note 2).

4                                          This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	☒	The +accounts have been subject to review.

☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have not yet been audited or reviewed.

5                                         If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* (delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)

6                                         The entity has a formally constituted audit committee.

Sign here:	/s/ Bert Guy	Date:	20 February 2003

+ See chapter 19 for defined terms.

(Company Secretary)

Print name:  Bert Guy

+ See chapter 19 for defined terms.

Notes

1.                                      For announcement to the market  The percentage changes referred to in this section are the percentage changes calculated by comparing the current period’s figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down.  If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits.  Explain the reason for the omissions in the note at the end of the announcement section.  Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1.  The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2.                                      True and fair view  If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3.                                      Condensed consolidated statement of financial performance

Item 1.1	The definition of “revenue” and an explanation of “ordinary activities” are set out in AASB 1004: Revenue, and AASB 1018: Statement of Financial Performance.
Item 1.6

This item refers to the total tax attributable to the amount shown in item 1.5.  Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4.                                      Income tax   If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax prima facie payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.  The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column “Franked amount per security at   % tax” for items 15.4 to 15.7.

5.                                      Condensed consolidated statement of financial position

Format  The format of the consolidated statement of financial position should be followed as closely as possible.  However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of AASB 1029: Interim Financial Reporting, and AASB 1040: Statement of Financial Position.  Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

+ See chapter 19 for defined terms.

Basis of revaluation  If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted.  The description must meet the requirements of AASB 1010:  Accounting for the Revaluation of Non-Current Assets.  If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6.                                      Condensed consolidated statement of cash flows  For definitions of  “cash” and other terms used in this report see AASB 1026:  Statement of Cash Flows.  Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate.  However, the presentation adopted must meet the requirements of AASB 1026.  +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7.                                      Net tangible asset backing  Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc).  +Mining entities are not required to state a net tangible asset backing per +ordinary security.

8.                                      Gain and loss of control over entities  The gain or loss must be disclosed if it has a material effect on the +accounts.  Details must include the contribution for each gain or loss that increased or decreased the entity’s consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9.                                      Rounding of figures  This report anticipates that the information required is given to the nearest $1,000.  If an entity reports exact figures, the $A’000 headings must be amended.  If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000,  and the $A’000 headings  must be amended.

10.                                Comparative figures  Comparative figures are to be presented in accordance with AASB 1018 or AASB 1029 Interim Financial Reporting as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate.  However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached.  For the statement of financial performance, AASB 1029 Interim Financial Reporting requires information on a year to date basis in addition to the current interim period.  Normally an Appendix 4B to which AASB 1029 Interim Financial Reporting applies would be for the half year and consequently the information in the current period is also the year to date.  If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by AASB 1029 Interim Financial Reporting.  This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11.                                 Additional information  An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report.  The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing

+ See chapter 19 for defined terms.

reports more frequently.  Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX.  For example, a director’s report and declaration, if lodged with the +ASIC, must be given to ASX.

12.                                Accounting Standards  ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13.                                 Corporations Act financial statements  This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14.                                 Issued and quoted securities  The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15                                   Details of expenses   AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature or function.  For foreign entities, there are similar requirements in other accounting standards accepted by ASX.  AASB ED 105 clarifies that the disclosures required by AASB 1018 must be either all according to nature or all according to function.  Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items  AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is relevant in explaining the financial performance of the reporting entity.  The term “relevance” is defined in AASB 1018. There is an equivalent requirement in AASB 1029: Interim Financial Reporting. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16                                   Dollars  If reporting is not in A$, all references to $A must be changed to the reporting currency.  If reporting is not in thousands of dollars, all references to “000” must be changed to the reporting value.

17.                                Discontinuing operations

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with AASB 1042 Discontinuing Operations.

In any case the information may be provided as an attachment to this Appendix 4B.

+ See chapter 19 for defined terms.

18.                              Format

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

Attachment to Appendix 4B (rule 4.13(b)) – Half yearly report

Segment Reporting

The following table summarises the profits and sales of Amcor’s business segments for the six months to 31 December 2002 compared with results for the corresponding period last year:

	Profit Before Interest, Income Tax and Amortisation			Profit Before Income Tax
	2002	2001		2002	2001
	$m	$m		$m	$m
Business Segments

Amcor Australasia Packaging	140.8	124.7	(1)	133.0	117.1
Amcor PET Packaging	126.1	38.9	(1)(2)	87.3	33.7
Amcor Sunclipse Distribution	50.7	51.0	(1)	42.0	42.6
Amcor Closures & Rentsch*	44.9	23.3	(1)(2)	35.7	22.8
Amcor Flexibles Europe	56.8	34.6	(1)	50.5	28.6
Amcor Asia	20.6	21.8	(1)	20.2	21.4
Other	(26.2)	5.9	(1)(2)	(26.4)	5.9

	413.7	300.2	(1)	342.3	272.1

Net interest				(73.2)	(68.6)

Significant items			(3)	(52.4)	—

				216.7	203.5

* Closures	25.6	3.5	(1)	16.9	3.5

(1)          Profit before interest, tax and significant items

(2)          Profit before interest and income tax after allocation of significant items to these business segments for the six months to December 2002 is as follows:

- Amcor PET Packaging	$47.3m
- Amcor Closures & Rentsch	$28.4m
- Other	$(31.5m	)

(3)          All significant items relating to restructuring and related costs arising from the acquisition of Schmalbach-Lubeca’s PET and closures operations

	Segment Revenue
	2002	2001
	$m	$m

Amcor Australasia Packaging	1,243.9	1,196.3
Amcor PET Packaging	1,559.9	412.5
Amcor Sunclipse Distribution	704.0	718.7
Amcor Closures & Rentsch*	769.4	310.1
Amcor Flexibles Europe	1,094.7	988.2
Amcor Asia	143.4	157.8
Other unallocated revenue	57.5	241.4

	5,572.8	4,025.0
Inter-segment sales	(16.0)	(3.0)

	5,556.8	4,022.0

* Closures	467.0	28.3

Attachment B

A M C O R   L I M I T E D

A.B.N. 62 000 017 372

HALF YEAR REPORT

31 DECEMBER 2002

DIRECTORS’ REPORT

The directors present their report together with the consolidated financial report for the half-year ended 31 December 2002 and the auditors’ review report thereon.

Directors

The directors of the company during or since the end of the half-year are:

Name	Period of Directorship

C I (Chris) Roberts	Director since 1999 - appointed Chairman 2000
Chairman

R H (Russell) Jones	Director since 1998 - appointed Managing Director 1998
Managing Director

E A (Elizabeth) Alexander	Director since 1994

D C K (Charles) Allen	Director since 1996

R K (Keith) Barton	Director since 1999

T C (Tommie) Bergman	Director since 1997

G A (Geoff) Tomlinson	Director since 1999

Review of Operations

A review of the operations of the consolidated entity during the half-year, and the results of those operations is contained in Amcor’s Statement to Stock Exchanges and Media dated 20 February 2003 (copy attached).

Rounding Off

The company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report have been rounded off to the nearest $100,000, or, where the amount is $50,000 or less, zero, unless stated to be otherwise.

In accordance with a resolution of the directors, dated at Melbourne, this 20th day of February 2003.

C I Roberts
Chairman

WPD	KPMG

2

STATEMENT OF FINANCIAL PERFORMANCE

		CONSOLIDATED
For the half-year ended 31 December	Note	2002	2001
		$m	$m

Revenue from sale of goods		5,499.3	3,780.6
Other revenue from ordinary activities		57.5	241.4

Total revenue from ordinary activities		5,556.8	4,022.0

Expenses from ordinary activities excluding borrowing costs	9	(5,262.7)	(3,766.3)

Borrowing costs		(77.4)	(76.7)

Share of net profits of associates accounted for using the equity method		—	24.5

PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX	8	216.7	203.5

Income tax expense		(63.2)	(51.9)

PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX		153.5	151.6

Net profit attributable to outside equity interests		(3.4)	(4.5)

NET PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY		150.1	147.1

NON-OWNER TRANSACTION CHANGES IN EQUITY

Net increase/(decrease) in retained profits on initial adoption of:
- Revised AASB 1028 – Employee Benefits		(1.3)	—
- AASB 1044 – Provisions, Contingent Liabilities and Contingent Assets		115.2	—

Increase/(decrease) in asset revaluation reserve		—	(2.3)

Net exchange difference on translation of financial statements of foreign controlled entities		148.6	53.3

Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		262.5	51.0

TOTAL CHANGES IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS ATTRIBUTABLE TO THE MEMBERS OF THE PARENT ENTITY		412.6	198.1

Earnings Per Share	Cents	Cents

Basic earnings per share	14.9	20.3
Diluted earnings per share	14.9	20.2

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

3

STATEMENT OF FINANCIAL POSITION

	CONSOLIDATED
	31 December 2002	30 June 2002	31 December 2001
	$m	$m	$m
CURRENT ASSETS
Cash assets	323.4	2,307.1	187.2
Receivables	1,614.6	1,339.0	1,311.2
Inventories	1,439.9	945.0	973.9

TOTAL CURRENT ASSETS	3,377.9	4,591.1	2,472.3

NON-CURRENT ASSETS
Receivables	50.4	39.4	33.1
Investments accounted for using the equity method	—	—	147.2
Other financial assets	8.8	12.8	8.4
Property, plant and equipment	4,685.6	3,182.8	3,264.9
Intangibles	2,379.0	717.8	678.8
Deferred tax assets	244.1	228.4	178.8
Other	91.1	69.7	59.8

TOTAL NON-CURRENT ASSETS	7,459.0	4,250.9	4,371.0

TOTAL ASSETS	10,836.9	8,842.0	6,843.3

CURRENT LIABILITIES
Payables	1,713.4	1,307.3	1,041.8
Interest bearing liabilities	698.1	361.9	603.2
Current tax liabilities	134.2	77.3	42.8
Provisions	404.1	382.3	422.1

TOTAL CURRENT LIABILITIES	2,949.8	2,128.8	2,109.9

NON-CURRENT LIABILITIES
Payables	0.9	6.9	2.6
Interest bearing liabilities	1,894.6	1,145.2	1,108.2
Undated subordinated convertible securities	542.8	543.1	426.2
Deferred tax liabilities	358.0	355.0	349.9
Provisions	133.2	96.1	106.3

TOTAL NON-CURRENT LIABILITIES	2,929.5	2,146.3	1,993.2

TOTAL LIABILITIES	5,879.3	4,275.1	4,103.1

NET ASSETS	4,957.6	4,566.9	2,740.2

EQUITY
Contributed equity	3,034.9	2,972.8	1,481.0
Reserves	217.1	73.3	270.3
Retained profits	1,475.4	1,348.6	778.7

Equity attributable to members of the parent entity	4,727.4	4,394.7	2,530.0

Outside equity interests in controlled entities	230.2	172.2	210.2

TOTAL EQUITY	4,957.6	4,566.9	2,740.2

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

4

STATEMENT OF CASH FLOWS

	CONSOLIDATED
For the half-year ended 31 December	2002	2001
	$m	$m
CASH FLOWS FROM OPERATING ACTIVITIES

Receipts from customers	5,667.8	3,926.1
Payments to suppliers and employees	(5,184.3)	(3,616.2)
Dividends received	1.0	25.2
Interest received	6.7	4.0
Borrowing costs paid	(72.7)	(79.1)
Income taxes paid	(42.2)	(33.7)
Other income received	32.2	36.3

NET CASH PROVIDED BY OPERATING ACTIVITIES	408.5	262.6

CASH FLOWS FROM INVESTING ACTIVITIES

Loans repaid by associated companies and other persons	5.9	7.5
Acquisition of:
Controlled entities and businesses	(2,809.4)	(46.4)
Property, plant and equipment	(336.3)	(199.2)
Proceeds from the sale of:
Controlled entities and businesses	18.1	—
Investments	—	77.5
Property, plant and equipment	42.0	196.0

NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES	(3,079.7)	35.4

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends and other equity distributions paid	(90.6)	(103.2)
Proceeds from share issues, convertible securities and calls on partly-paid shares, net of share issue costs	(3.5)	69.0
Loans repaid to other persons	(11.8)	(9.6)
Proceeds from borrowings	924.5	259.1
Repayment of borrowings	(114.2)	(635.7)
Principal lease drawdowns/(repayments)	(6.3)	(7.9)

NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	698.1	(428.3)

NET (DECREASE) IN CASH HELD	(1,973.1)	(130.3)

CASH AT THE BEGINNING OF THE HALF-YEAR	2,287.4	314.0
Exchange rate changes on foreign currency cash balances	28.0	(17.3)

CASH AT THE END OF THE HALF-YEAR	342.3	166.4

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

5

N O T E S  T O  T H E  H A L F-Y E A R  F I N A N C I A L  S T A T E M E N T S  A T  3 1  D E C E M B E R  2002

Note 1.                                                          Basis of Preparation of Half-Year Financial Report

The general purpose half-year consolidated financial report has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 “Interim Financial Reporting”, the recognition and measurement requirements of applicable AASB standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. It is recommended that the half-year financial report be read in conjunction with the 30 June 2002 full year financial report and any public announcements by Amcor Limited and its controlled entities during the half-year in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as discussed in Note 2, are consistent with those applied in the 30 June 2002 full year financial report. The half-year financial report does not include full note disclosures of the type normally included in a full year financial report.

Amcor Limited has changed its segment reporting from 1 July 2002 to reflect the changed nature of the consolidated entity post the acquisition of Schmalbach-Lubeca’s PET and closures operations. The revised segments reflect the new management reporting lines for the consolidated entity. Comparative information has been restated for the changes to the reporting segments.

Note 2.                                                          Changes in Accounting Policy

Foreign Currency Translation

The consolidated entity has applied the revised AASB 1012 – Foreign Currency Translation for the first time from 1 July 2002.

For hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs.

There was no impact on opening retained profits at 1 July 2002 or on profit or loss for the reporting period to 31 December 2002.

Employee Benefits

The consolidated entity has applied the revised AASB 1028 – Employee Benefits – for the first time from 1 July 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the Company expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

•             $1.8 million increase in provision for employee benefits;

•             $1.3 million decrease in opening retained profits; and

•             $0.5 million increase in future income tax benefit.

6

Provisions, Contingent Liabilities and Contingent Assets

The consolidated entity has applied AASB 1044 – Provisions, Contingent Liabilities and Contingent Assets for the first time from 1 July 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year.

The adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

•              $115.2 million increase in opening retained profits; and

•              $115.2 million decrease in provision for dividends.

There was no impact on profit or loss for the reporting period to 31 December 2002.

Note 3.                                                          Contributed Equity

	CONSOLIDATED
	31 December 2002	30 June 2002
	$m	$m
Issued and paid-up:
834,538,049 ordinary shares (June 2002 – 822,601,167)	2,438.2	2,376.1
2,377,000 partly-paid ordinary shares (June 2002 – 2,907,000)	0.1	0.1
6,099,087 perpetual convertible reset securities (June 2002 – 6,099,087)	596.6	596.6

Total Contributed Equity	3,034.9	2,972.8

Employee Options

During the year, Amcor Limited granted options over ordinary shares as follows:

2,522,878 options over ordinary shares at an exercise price of $5.10;

50,000 options over ordinary shares at an exercise price of $6.62;

10,000 options over ordinary shares at an exercise price of $5.30;

40,000 options over ordinary shares at an exercise price of $5.24;

30,000 options over ordinary shares at an exercise price of $5.71;

180,000 options over ordinary shares at an exercise price of $6.03;

40,000 options over ordinary shares at an exercise price of $7.25;

3,000,000 options over ordinary shares at an exercise price of $8.20;

350,000 options over ordinary shares at an exercise price of $7.30;

2,290,000 options over ordinary shares at an exercise price of $7.40; and

5,927,000 options over ordinary shares at an exercise price of $8.20.

At the date of this report there are 22,590,422 unissued shares of Amcor Limited which are under option whose exercise is subject to the satisfaction of the terms of the option agreements which include meeting group performance targets.

Other Share Issues

On 2 October 2002, 6,078,501 ordinary shares were issued to 28,849 shareholders participating in the Dividend Reinvestment Plan. The shares were issued at a price of $8.24 which represented a 2.5% discount to the weighted average share price for the nine days to 26 September 2002.

On 2 December 2002, 14,196 employees electing to participate in the Employee Share Purchase Plan received an allotment of 200 ordinary shares:

2,652,000 ordinary shares issued at a price of $4.87; and

186,600 ordinary shares issued at a price of $2.03.

7

Note 4.                                                       Retained Profits

	2002	2001
	$m	$m
Retained profits at the beginning of half-year	1,348.6	726.4

Net profit attributable to members of the parent entity	150.1	147.1

Aggregate of amounts transferred from reserves	4.8	13.2

Net increase/(decrease in retained profits on initial adoption of:
- Revised AASB 1028 – Employee Benefits	(1.3)	—
- AASB 1044 – Provisions, Contingent Liabilities and Contingent Assets	115.2	—

Interim dividend paid 28 March 2002
- 14.0 cents per share 50% franked at 30% tax rate	—	(90.8)

Final dividend paid 2 October 2002
- 14.0 cents per share 50% franked at 30% tax rate	(115.4)	—

Distribution paid on PACRS
- Coupon rate of 8.5733% on $400 million from 1 July 2002 to 31 October 2002	(11.6)	(11.5)

Accrued distribution on PACRS
- Coupon rate of 8.5733% on $400 million from 1 November 2002 to 31 December 2002	(5.8)	(5.7)

Distribution paid on PACRS2
- Coupon rate of 8.57% on $210 million from 1 July 2002 to 31 October 2002	(6.1)	—

Accrued distribution on PACRS2
- Coupon rate of 8.57% on $210 million from 1 November 2002 to 31 December 2002	(3.1)	—

Total Retained Profits at End of Half-year	1,475.4	778.7

Subsequent to reporting date:

Since 31 December 2002, the directors have declared an interim dividend on ordinary shares payable on 13 March 2003 of $125.3 million. The financial effect of this dividend has not been brought to account in the consolidated financial statements for the period ended 31 December 2002.

Note 5.                                                       Total Equity Reconciliation

	2002	2001
	$m	$m
Total equity at the beginning of half-year	4,566.9	2,569.7

Total changes in parent entity interest in equity recognised in Statement of Financial Performance	412.6	198.1

Transactions with owners as owners:
Contributions of equity	78.9	81.5
Share issue costs	(16.8)	(2.1)
Dividends and other distributions	(142.0)	(108.0)

Total changes in outside equity interest	58.0	1.0

Total Equity at End of Half-year	4,957.6	2,740.2

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Note 6.                                                        Non-cash Financing and Investing Activities

During the half-year, the consolidated entity acquired property, plant and equipment with an aggregate value of $135.3 million (2001: $0.7 million) by means of finance leases or by assumption of directly related liabilities. These acquisitions are not reflected in the Statement of Cash Flows.

Note 7.                                                        Acquisition/Disposal of Controlled Entities

The following controlled entities were acquired during the period:

Acquisition Name	Date Acquired	Consideration

The PET containers and closures businesses of Schmalbach-Lubeca	1 July 2002	$2,826.9 million

Note 8.                                                        Segment Reporting

	Profit Before Interest, Income Tax and Amortisation			Profit Before Income Tax
	2002	2001		2002	2001
	$m	$m		$m	$m
Business Segments

Amcor Australasia Packaging	140.8	124.7	(1)	133.0	117.1
Amcor PET Packaging	126.1	38.9	(1)(2)	87.3	33.7
Amcor Sunclipse Distribution	50.7	51.0	(1)	42.0	42.6
Amcor Closures & Rentsch*	44.9	23.3	(1)(2)	35.7	22.8
Amcor Flexibles Europe	56.8	34.6	(1)	50.5	28.6
Amcor Asia	20.6	21.8	(1)	20.2	21.4
Other	(26.2)	5.9	(1)(2)	(26.4)	5.9

	413.7	300.2	(1)	342.3	272.1

Net interest				(73.2)	(68.6)

Significant items			(3)	(52.4)	—

				216.7	203.5

* Closures	25.6	3.5	(1)	16.9	3.5

(1)               Profit before interest, tax and significant items

(2)               Profit before interest and income tax, after allocation of significant items to these business segments, for the six months to 31 December 2002 is as follows:

- Amcor PET Packaging	$47.3m
- Amcor Closures & Rentsch	$28.4m
- Other	$(31.5m	)

(3)               All significant items relate to restructuring and related costs arising from the acquisition of Schmalbach-Lubeca’s PET and closures operations.

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	Segment Revenue
	2002	2001
	$m	$m

Amcor Australasia Packaging	1,243.9	1,196.3
Amcor PET Packaging	1,559.9	412.5
Amcor Sunclipse Distribution	704.0	718.7
Amcor Closures & Rentsch*	769.4	310.1
Amcor Flexibles Europe	1,094.7	988.2
Amcor Asia	143.4	157.8
Other unallocated revenue	57.5	241.4
	5,572.8	4,025.0
Inter-segment sales	(16.0)	(3.0)
	5,556.8	4,022.0

*Closures	467.0	28.3

Note 9.                                                         Summary of Revenues and Expenses

	2002	2001
	$m	$m

Revenue from sale of goods	5,499.3	3,780.6

Cost of sales	(4,541.6)	(3,100.7)

Gross profit	957.7	679.9

Other revenue from ordinary activities	57.5	241.4
Share of net profits of associates	—	24.5
Borrowing costs	(77.4)	(76.7)

	(19.9)	189.2

Sales and marketing expenses	(196.8)	(172.5)
General and administration expenses	(475.0)	(274.4)
Research and development costs	(29.7)	(17.2)
Other(1)	(19.6)	(201.5)

Expenses excluding borrowing costs	(721.1)	(665.6)

Profit from ordinary activities before tax	216.7	203.5

(1)     Includes net asset values of disposals of non-current assets.

Reconciliation of Expenses to Statement of Financial Performance

Cost of sales	(4,541.6)	(3,100.7)
Expenses excluding borrowing costs	(721.1)	(665.6)

Expenses from ordinary activities excluding borrowing costs	(5,262.7)	(3,766.3)

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Note 10.                                                   Contingent Liabilities and Contingent Assets

The shortfall in the market value of assets against vested benefits of defined benefit superannuation funds increased to approximately $120 million at 31 December 2002 (30 June 2002: approximately $20 million shortfall). There were no other material changes in contingent liabilities since 30 June 2002.

There were no contingent assets at 31 December 2002.

Note 11.                                                   Events Subsequent to Reporting Date

Since 31 December 2002, the company has entered into an agreement to sell its 65% stake of Amcor White Cap LLC to Silgan Holdings Inc, its 35% joint venture partner.

The consideration for the 65% equity holding is $66 million which is equivalent to book value.

WPD	CIR	KPMG

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D I R E C T O R S’  D E C L A R A T I O N

In the opinion of the directors of Amcor Limited:

1.                                       the financial statements and notes set out on pages 3 to 11 are in accordance with the Corporations Act 2001, including:

(a)               giving a true and fair view of the financial position of the consolidated entity as at 31 December 2002 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

(b)              complying with Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

2.                                       there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

In accordance with a resolution of the directors, dated at Melbourne, this 20th day of February 2003.

C I Roberts

Chairman

WPD	KPMG

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INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF AMCOR LIMITED

Scope

We have reviewed the financial report of Amcor Limited (“the company”) for the half-year ended 31 December 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes, and the directors’ declaration set out on pages 3 to 12. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company’s directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory professional reporting requirements and statutory requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Amcor Limited is not in accordance with:

(a)                                the Corporations Act 2001, including:

i)                      giving a true and fair view of the consolidated entity’s financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

ii)                   complying with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)                                 other mandatory professional reporting requirements in Australia.

KPMG

P M Shannon
Partner
Melbourne
20th February 2003

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